Acquisition of Putnam New York Tax Exempt Opportunities Fund by Putnam New York Tax Exempt Income Fund

On November 21, 2003, the fund issued 14,358,340, 5,979,191,
423,630 and 182,073 of class A, class B, class C and class M shares, respectively, in exchange for 14,235,381, 5,921,665, 419,127 and 180,937 of class A, class B, class C and class M shares of Putnam New York Tax Exempt Opportunities Fund to acquire that funds net assets in a tax-free exchange approved by the shareholders. The net assets of the fund and Putnam New York Tax Exempt Opportunities Fund on November 21, 2003, were $1,333,168,581 and $187,355,963, respectively. On November 21, 2003, Putnam New York Tax Exempt Opportunities Fund had unrealized appreciation of $8,039,251.

The aggregate net assets of the fund immediately following the acquisition were $1,520,524,544.